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

                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549
                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Winokur, Herbert S., Jr.                 Dyncorp                                            (Check(s) all applicable)
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   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [ ] 10% Owner
                                            Security Number    September 2000                 [ ]Officer    [ ]Other
                                            of Reporting                                         (give title   (specify below)
    30 East Elm Street                      Person                                                below)
---------------------------------------     (Voluntary)
        (Street)
                                                                                                  ----------------------------
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    Greenwich  CT       06830                               5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [X] Form filed by One Reporting Person
                                                                                   [ ] Form filed by More than One Reporting Person
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                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  -------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price (Instr. 3 and 4)
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Common Stock, par value
$.10 per share          09/28/00      S               7,500           D(1)   $22.75     18,139             D                 (1)
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         *If the form is filed by more than one reporting person, See Instruction 4(b)(v).                          SEC 1474 (7/96)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
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
FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

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
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/            (Instr. 8)      Securities
   (Instr. 3)     Derivative     Day/                               Acquired (A)
                  Security       Year)                              or Disposed
                                                                    of (D)


                                                --------------------------------------
                                                      Code    V    (A)      (D)
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

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

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
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
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
1.       Directly owned by Herbert S. Winokur, Jr. In addition to the shares held directly by Mr. Winokur, Capricorn Holdings, Inc. directly holds
         409,773 shares at September 30, 2000. On September 28, 2000, Herbert S.
         Winokur, Jr. transferred 7,500 shares of DynCorp Common Stock to
         Winokur & Associates, Inc. ("WAI") (beneficially owned by Herbert S.
         Winokur, Jr.); on such date, (i) WAI transferred such 7,500 shares to
         Capricorn Management, G.P. ("CMGP") (beneficially owned by Herbert S.
         Winokur, Jr.), and (ii) CMGP transferred such 7,500 shares to a third party. All such transfers were made at $22.75 per share.

                                                                                     /s/ HERBERT S. WINOKUR, JR.    October 10, 2000
**     Intentional misstatements or omissions of facts constitute Federal Criminal       ------------------------
       Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                            Herbert S. Winokur, Jr.

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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